

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Donald C. Wayne
Senior Vice President and General Counsel
Exterran Partners, L.P.
16666 Northchase Drive
Houston, TX 77060

> **Re:** **Exterran Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2013**
> **File No. 333-187284**

Dear Mr. Wayne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement covers both debt securities and guarantees. In accordance with Rule 3-10 of Regulation S-X, you must include separate financial statements for your finance subsidiary co-issuer and, if multiple subsidiaries serve as guarantors, for every guarantor, unless you fall within one of the exceptions in the rule. Please tell us how you intend to comply with Rule 3-10 of Regulation S-X and, as necessary, please revise your registration statement accordingly.

2. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in the filing. Please see Securities Act Rules Compliance and Disclosure Interpretation Question 212.05.

Exhibit Index, page II-14

Exhibit 4.1 – Form of Senior Indenture

3. Please re-file this exhibit to include the complete Form of Indenture. In this regard, we note that the sections after Section 14.01 appear to be missing.

Exhibit 4.2 – Form of Subordinated Indenture

4. We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Please note that we may have additional comments on this issue once the complete Form of Senior Indenture is filed, as noted above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

           Sincerely,

           /s/ Catherine T. Brown for

           Mara L. Ransom
           Assistant Director

cc: Douglas E. McWilliams